ANNEX A
RECEIVED
2006 NOV -2 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018058

SUPPL

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

tomtom

Reports Third Quarter Results
Record Quarterly Revenue and Earnings
Full Year Guidance Increased

Third quarter financial highlights
Compared with Q3 2005
- Revenue increased by 41% to €353 million
- 1.2 million portable navigation devices (PND's) shipped, up 119%
- Gross margin increased by 1 percentage point to 44%
- Net profit increased by 24% to €73 million
- Fully diluted EPS improved by 24% to €0.62

Compared with Q2 2006
- Revenue increased by 27%
- PND's shipped increased by 42%
- Gross margin increased by 1 percentage point
- Operating margin increased by 6 percentage points to 29%
- Net profit increased by 92%
- Fully diluted EPS improved by 94%

Third quarter operational highlights
- PND market continues to grow strongly
- Successful introduction and rapid ramp-up to full volumes of new ONE; GO range performs well with production volumes now at planned levels
- European market share of more than 50% in September; North American retail outlets increased by 5,000 to 16,000
- Order book is strong ahead of the holiday season
- Cash generated from operations of €117 million

Outlook 2006
Full year 2006 guidance increased: revenues now expected to be in the range of €1.3 billion to €1.4 billion (previously €1.1 billion to €1.3 billion), PND units in the range of 4.4 million to 4.7 million (previously 3.6 million to 3.9 million). We expect a gross margin of at least 40% and an operating margin of well in excess of our target of 20% for the full year.

Key figures

(unaudited) (in € millions)	Q3 '06	Q2 '06	Q3 '05	YTD '06	YTD '05	change
Revenue	353	277	250	886	431	106%
Gross profit	154	118	108	360	187	93%
Gross margin	*44%*	*43%*	*43%*	*41%*	*43%*	
Operating profit	101	64	82	215	128	68%
Operating margin	*29%*	*23%*	*33%*	*24%*	*30%*	
Net profit	73	38	59	142	95	49%
EPS (fully diluted - € per share)	0.62	0.32	0.50	1.21	0.84	44%

* percentages are based on rounded figures

TomTom's Chief Executive Officer, Harold Goddijn said:
"The third quarter marks a solid step forward for TomTom. The market for portable navigation devices continued to grow strongly, with TomTom's products driving this increase in penetration.

In our effort to reach new consumer groups we continue to offer products at affordable price levels without compromising our margin targets. The launch of the new ONE strongly supports this. We have delivered solidly with a 44% gross margin and a 29% operating margin during the third quarter.

Operationally we have made good progress, and we are continuing to ramp up our production. Our quarterly shipments of PND devices broke the one-million barrier in the third quarter, with a total of 1.2 million units shipped worldwide. Furthermore, the transition to the new ONE product has been very smooth and this, together with the wide availability of the GO range, prepares us well for the important fourth quarter.

Given the strong third quarter and based on indications from the sales channels, we are increasing our full year guidance."

Outlook 2006
Given our own performance and market share we reiterate our view that the European market for PND's will grow to around 8 million units in 2006, up from 3.8 million units in 2005. We estimate that the North American market for PND's will grow to over 2 million units in 2006, up from 800,000 units in 2005.

We now estimate that our volumes of PND's will grow strongly to between 4.4 million and 4.7 million units and that we will deliver revenue of between €1.3 billion and €1.4 billion, nearly doubling last year's revenue and increasing PND unit volumes more than 2.5 fold.

We are targeting a gross margin of at least 40% and an operating margin of more than 20% for the full year.

Operational review
The introduction of the new ONE both in Europe and North America was successfully executed with a smooth transition from the existing range and rapid availability of the new product. Reactions of both the channel and consumer have been positive.

Overall the third quarter was strong; we shipped a record number of PND's and consumer demand for the new ONE and GO ranges was high.

In Europe we estimate that our market share was back up above 50% in September, following the supply shortages in the second quarter. We estimate that in the third quarter the European market was 3.5 times larger than in the same period last year.

The North American market is also growing strongly albeit off a smaller base than in Europe; we believe that the overall market size in the third quarter was more than 3 times the size versus the same period last year.

We continue to increase our footprint in North America. In August we introduced the ONE in North America adding to the existing GO range. We substantially expanded our distribution channel by increasing the number of outlets in which we are present to 16,000 from 11,000 in the previous quarter. We hold the second position in the market, with an estimated market share of 20% in September.

Financial review

(unaudited)	Q3 '06	Q2 '06	Change	Q3 '05	change
Revenue (in € millions)					
PND's	336	257	31%	217	55%
PDA/smartphone solutions	3	8	-63%	20	-85%
Other	14	12	17%	13	8%
Total	**353**	**277**	**27%**	**250**	**41%**
Number of units sold (in 000s)					
PND's	1,180	830	42%	538	119%
PDA/smartphone solutions	49	82	-40%	160	-69%
Total	**1,229**	**912**	**35%**	**698**	**76%**
Average selling price (in €)					
PND's	285	310	-8%	402	-29%
PDA/smartphone solutions	68	97	-30%	125	-46%

* percentages are based on rounded figures

Revenue

Revenue for the third quarter was €353 million, an increase of 27% sequentially (Q2 2006: €277 million) and 41% higher year on year (Q3 2005: €250 million).

Revenue from PND sales represented 95% of total revenue in the quarter (Q2 2006: 93%; Q3 2005: 87%).

Revenues in Europe represented 88% of total revenue for the quarter (Q2 2006: 89%; Q3 2005: 94%), revenues from North America were 8% of total revenue (Q2 2006: 10%; Q3 2005: 4%) and revenues from Australia were 4% of total revenue (Q2 2006: 1%; Q3 2005: 1%).

Revenues from software solutions for PDA's and smartphones were €3 million for the quarter, down from €8 million in the second quarter of 2006 as we see the demand for this product group continue to decrease.

Other revenues increased to €14 million for the quarter from €12 million in the second quarter of 2006 and increased by 8% year on year (Q3 2005: €13 million).

Volumes and average selling prices

In the quarter we focused on ramping up production and delivery of the new ONE. In Q3 we shipped a record volume 1,180,000 PND's, which was a 42% increase sequentially (Q2 2006: 830,000) and 119% year on year (Q3 2005: 538,000).

The average selling price of PND's for the quarter was €285, a decrease of 8% sequentially and a decrease of 29% year on year (Q2 2006: €310; Q3 2005: €402). The sequential decrease was the result of a change in mix of the GO range and a strong take up of the newly launched ONE product in the third quarter. In the second quarter the mix of the GO range was weighted towards the 910. In the third quarter, following the resolution of the short supply issues, the 510 and 710 models became more widely available.

Channel inventory

We ended the quarter with channel inventories owned by retailers at a sequentially higher, but appropriate level. A wider availability of the new GO range, the introduction of the new ONE and the preparation of the channel for the important fourth quarter, were the main drivers for this.

Gross margin
The gross margin for the quarter increased sequentially by 1% to 44%. Good volumes of the new, lower price point ONE product, reductions in product costs and a weaker US dollar were the combined reason for this increase.

Operating expenses
Operating expenses for the quarter decreased by 1.8% to €53.2 million sequentially (Q2 2006: €54.2 million) and increased by 104% year on year (Q3 2005: €26.1 million).

Operating expenses (excluding stock compensation expenses) as a proportion of revenue for the quarter were 14% (Q2 2006: 18%; Q3 2005: 10%).

Research and development (R&D) expenses for the quarter decreased sequentially by 6.5% to €8.6 million (Q2 2006: €9.2 million) and increased by 274% year on year (Q3 2005: €2.3 million). They represented 2.4% of revenue down from 3.3% in the previous quarter. The decrease in R&D expenses is attributed to the one-off charge of €1.5 million we booked in the second quarter (see note on accounting policies to the financial statements for further details).

Marketing expenses were €15.5 million (Q2 2006: €25.8 million), a decrease of 40% over the seasonally high marketing spend in the second quarter of 2006 and an increase of 48% year on year (Q3 2005: €10.5 million). They represented 4.4% of revenue, down from 9.3% in the previous quarter.

Selling, general and administrative expenses for the quarter increased by 69% to €24.0 million sequentially (Q2 2006: €14.2 million) and increased by 97% year on year (Q3 2005: €12.2 million). The increase can be explained by the growth of our company in general and specifically by higher legal costs in relation to intellectual property matters. They represented 6.8% of revenue compared to 5.1% in the previous quarter.

Non-cash stock compensation expenses for the quarter increased by 4.1% to €5.1 million sequentially (Q2 2006: €4.9 million; Q3 2005: €1.1 million).

Financial income and expenses
Financial income and expenses consisted of an income of €3.3 million compared to an expense of €11.9 million in the second quarter of 2006 and an income of €3.4 million in the third quarter of 2005.

We recorded a charge for foreign exchange contracts which matured in the quarter and an unrealized gain on the fair value valuation of outstanding foreign exchange contracts at quarter end.

For the quarter we also had foreign exchange gains on the revaluation of British pound and US dollar balances.

Included in the financial income and expenses is an amount of €2.6 million of interest income.

Tax
Income tax increased by 123% to €31 million compared to the second quarter of 2006 (Q2 2006: €14 million) and increased by 16% compared to the third quarter of 2005 (Q3 2005: €27 million).

The effective tax rate for the quarter was 30.1% (Q2 2006: 26.9%; Q3 2005: 31.5%).

Cash flow
In the third quarter cash flow was strong and we generated €117 million of cash from operations. This was driven by a strong operating profit of €101 million and by almost flat working capital.

Corporate tax payments amounted to €19 million in the quarter. In the fourth quarter we expect to make additional tax payments to reflect the higher than planned performance of our business in both 2005 and 2006.

Balance sheet
As a result of strong sales at the end of the quarter our trade receivables increased from €216 million to €253 million. Inventories increased from €50 million to €109 million which resulted in a higher accounts payable balance.

We have increased our warranty and intellectual property related provisions to reflect the growth of the business.

At the end of the quarter, we had shareholder's equity of €463 million, up from €385 million at the start of the quarter.

Litigation update
Following recent coverage in the press concerning our European design infringement case we are providing a general update on the status of our litigation with Garmin.

The US litigation with Garmin which we announced last February continues. Following Garmin's claims against us for patent infringements we counterclaimed against them for a number of patent infringements in the US. The trial is due to be heard in Wisconsin in February 2007. We are also taking action against Garmin for infringement of one of our patents in the UK and for infringement of our registered design for the GO in Europe. Garmin has also initiated proceedings in Texas against us for infringement of another of its US patents. The Texas case has not been scheduled for trial and is in its initial stages.

We continue to vigorously assert our patents and designs and to defend the litigation brought against us. We will update the market if and when there are material developments in the actions.

Consolidated income statements

(unaudited) (in € thousands)	Q3 2006	Q3 2005	YTD 2006	YTD 2005
Revenue	353,175	250,001	886,182	431,003
Cost of sales	199,414	141,670	525,838	243,604
Gross profit	**153,761**	**108,331**	**360,344**	**187,399**
Operating expenses				
Research & development	8,641	2,310	23,443	5,991
Marketing	15,480	10,484	56,203	27,681
Selling, general and administrative	23,951	12,241	51,387	24,121
Stock compensation expenses	5,120	1,070	14,806	1,912
Total operating expenses	**53,192**	**26,105**	**145,839**	**59,705**
Operating profit	**100,569**	**82,226**	**214,505**	**127,694**
Net financial income and (expenses)	3,315	3,419	13,416	10,826
Profit before taxation	**103,884**	**85,645**	**201,089**	**138,520**
Taxation	31,243	26,968	59,340	43,997
Net profit	**72,641**	**58,677**	**141,749**	**94,523**
Average number of shares outstanding				
Basic (in 000s)	110,734	107,281	109,646	103,236
Diluted (in 000s)	**117,047**	**116,719**	**117,022**	**112,595**
Earnings per share, basic (in €)	0.66	0.55	1.29	0.92
Earnings per share, diluted (in €)	**0.62**	**0.50**	**1.21**	**0.84**

Consolidated balance sheets

(unaudited) (in € thousands)	30 Sept 2006	31 Dec 2005
Non-current assets		
Intangible assets	41,773	15,845
Property, plant and equipment	7,999	5,168
Total non-current assets	**49,772**	**21,013**
Current Assets		
Inventories	108,669	103,183
Trade receivables	253,398	150,985
Other receivables and prepayments	26,608	6,391
Financial instruments	2,833	3,651
Cash and cash equivalents	377,970	178,377
Total current assets	**769,478**	**442,587**
Total assets	**819,250**	**463,600**
Equity and liabilities		
Shareholders' equity		
Share capital	22,151	21,456
Share premium	114,657	115,091
Legal reserves	2,199	1,740
Cumulative translation reserve	88	73
Stock compensation reserve	26,159	11,589
Retained earnings	297,684	156,394
Total equity	**462,938**	**306,343**
Provisions	**37,028**	**20,981**
Deferred tax liability	**12,902**	**1,057**
Current liabilities		
Trade payables	114,458	55,390
Tax and social security	85,723	16,147
Other accruals	62,447	42,618
Other liabilities	43,754	21,064
Total current liabilities	**306,382**	**135,219**
Total equity and liabilities	**819,250**	**463,600**

Consolidated statement of changes in stockholders' equity

(unaudited) (in € thousands)	Share capital	Share premium	Legal reserves	Cumul. transl. adjust.	Stock compens. reserve	Retained earnings	Total
Balance 1 Jan 2006	**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,343**
Translation differences				15			**15**
Profit for the year						141,749	**141,749**
Transfer to legal reserves			459			-459	**0**
Transfer to stock compensation reserve					14,309		**14,309**
Issue of Share Capital	695	-434			261		**522**
Balance 30 Sept 2006	**22,151**	**114,657**	**2,199**	**88**	**26,159**	**297,684**	**462,938**

Consolidated statements of cash flows

(unaudited) (in € thousands)	Q3 2006	Q3 2005	YTD 2006	YTD 2005
Cash flow from operating activities				
Operating profit	100,569	82,226	214,505	127,694
Foreign exchange results	-5,067	2,483	-17,017	4,289
Adjustments for non-cash items:				
Depreciation and amortization	4,532	857	13,135	1,760
Additions to provisions and other liabilities	10,299	9,145	16,075	10,184
Additions to stock compensation reserve (net)	5,120	1,073	14,571	1,915
Changes in working capital:				
(Increase) in inventories	-58,674	-39,761	-5,486	-54,558
(Increase) in receivables	-46,696	-68,847	-118,211	-96,889
Increase in current liabilities (excl. income tax)	107,347	68,684	138,703	92,993
Cash generated from operations	**117,430**	**55,860**	**256,275**	**87,388**
Interest received	2,671	1,109	5,851	1,793
Corporate income taxes	-19,029	210	-36,619	880
Net cash flow from operating activities	**101,072**	**57,179**	**225,507**	**90,061**
Investments in intangible assets	-2,351	-12,926	-19,986	-13,387
Investments in property, plant and equipment	-2,075	-1,594	-6,190	-2,896
Total cash flow used in investing activities	**-4,426**	**-14,520**	**-26,176**	**-16,283**
Proceeds on issue of shares	42	-56	262	116,562
Total cash flow from financing activities	**42**	**-56**	**262**	**116,562**
Net increase in cash and cash equivalents	**96,688**	**42,603**	**199,593**	**190,340**
Cash and Cash equivalents at beginning of period	281,282	187,904	178,377	40,167
Cash and Cash equivalents at end of period	**377,970**	**230,507**	**377,970**	**230,507**

Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine-month period ended 30 September 2006 with related comparative information have been prepared using International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 30 September 2006, are the same as those followed in the Financial Statements for the year ended 31 December 2005. Further disclosures as required under IFRS for a complete set of consolidated financial statements are not included in the condensed consolidated financial statements.

Business combinations

Investments in affiliated companies are included in the balance sheet based on net asset value. The costs of the acquisitions are allocated to assets and liabilities (purchase price allocation). Acquired technology from acquisitions is amortised using the straight-line method over the estimated economic lives. The part of the purchase price that cannot be allocated to assets and liabilities is allocated to goodwill.

In the second quarter of 2006, increased insight into the commercial tax implications of acquisitions made in 2005 and 2006 resulted in a gross up of intangible assets and the recognition of a deferred tax liability of €13.3 million (net). This non-cash event had no impact on net profit. For the second quarter this resulted in a higher amortization charge in R&D of €1.5 million offset in full by a lower tax charge.

Segment reporting

The Company offers PND's and navigation solutions for PDA's and smartphones. The Company generates sales across different geographical regions.

(unaudited) **(in € thousands)**	**Q3 2006**	**Q3 2005**	**YTD 2006**	**YTD 2005**
Revenues per Region				
Europe	312,192	236,242	794,839	411,164
North America	27,840	10,496	71,475	15,929
Rest of world	13,143	3,263	19,868	3,910
Total	**353,175**	**250,001**	**886,182**	**431,003**

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.